Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	December 31,
	2014	2013	2012	2011	2010
Earnings
Net income (loss) from continuing operations	$18,728	$(1,995)	$(17,322)	$(25,682)	$(15,004)
Add (subtract):
Interest expense	—	—	—	—	—
Total earnings	18,728	(1,995)	(17,322)	(25,682)	(15,004)
Fixed charges	—	—	—	—	—
Total fixed charges	18,728	(1,995)	(17,322)	(25,682)	(15,004)
Preferred stock dividends	—	—	—	—	—
Total combined fixed charges and preferred stock dividends	$18,728	$(1,995)	$(17,322)	$(25,682)	$(15,004)
Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)
Ratio of earnings to combined fixed charges and preferred stock dividends	(2)	(2)	(2)	(2)	(2)
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(1)	Because there were no fixed charges during the periods shown above, the ratio is not meaningful.

(2)	Because there were no fixed charges and no preferred stock outstanding during the periods shown above, the ratio is not meaningful.